                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934


                        Fidelity National Financial, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $.0001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   316326 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Allan P. Kirby, Jr.
                               14 East Main Street
                                   P.O. Box 90
                         Mendham, New Jersey 07945-0090
                                 (973) 543-2200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  April 4, 2000
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D


--------------------------
CUSIP NO.    316326 10 7
             -----------
--------------------------

-------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Allan P. Kirby, Jr.

-------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a) [ ]
                                                                                                               (b) [ ]


-------------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY



-------------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                  Not applicable

-------------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]



-------------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

-------------------------------------------------------------------------------------------------------------------------
       NUMBER OF              7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                        2,720,670
        OWNED BY
         EACH             -----------------------------------------------------------------------------------------------
      REPORTING               8      SHARED VOTING POWER
        PERSON
         WITH                             0

                          -----------------------------------------------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                          2,720,670

                          -----------------------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                          0

-------------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,720,670

-------------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]


-------------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.1%

-------------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                  IN

-------------------------------------------------------------------------------------------------------------------------

*     See instructions before filling out!

              This statement relates to the common stock, par value of $.0001 per share (the "Common Stock"), of Fidelity National Financial, Inc., a Delaware corporation ("Fidelity"). This statement amends the Schedule 13D Statement of Mr. Allan P. Kirby, Jr. ("Mr. Kirby") dated March 30, 2000, as amended by Amendment No. 1 dated April 3, 2000 ("Amendment No. 1"), by supplementing Item 4 and amending and restating in their entirety Items 5(a) and 5(e) as follows:

Item 4.       Purpose of Transaction.

              On April 4, 2000, 616,408 shares of the Common Stock of Fidelity held directly by Mr. Kirby were sold to Leucadia National Corporation, a New York corporation ("Leucadia"), pursuant to the agreement attached as Exhibit 1 to Amendment No. 1 for a cash purchase price of $15 per share and an aggregate cash purchase price of $9,246,120. On April 4, 2000, 883,296 shares of the Common Stock of Fidelity held by a trust of which Mr. Kirby is co-trustee and beneficiary were sold to Leucadia pursuant to the agreement attached as Exhibit 2 to Amendment No. 1 for a cash purchase price of $15 per share and an aggregate cash purchase price of $13,249,440.

Item 5.       Interest in Securities of the Issuer.

              (a) As of April 4, 2000, Mr. Kirby beneficially owned 2,720,670 shares, or approximately 4.1 percent of the outstanding shares, of the Common Stock of Fidelity. Such amount consists of 1,115,176 shares held directly by Mr. Kirby; 1,598,014 shares held by a trust of which Mr. Kirby is co-trustee and beneficiary; and 7,480 shares which may be acquired by Mr. Kirby upon exercise of options which are vested and exercisable immediately. The percentage amount set forth above is based upon the number of shares of Fidelity Common Stock issued and outstanding as of March 13, 2000, as described in Fidelity's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, plus the additional shares of Fidelity Common Stock that Fidelity issued in connection with the merger of Chicago Title Corporation with and into Fidelity as described in Fidelity's press release dated March 27, 2000.

              (e) On April 4, 2000, Mr. Kirby ceased to be the beneficial owner of more than five percent of the outstanding shares of the Common Stock of Fidelity.

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2000

                                        /s/ Allan P. Kirby, Jr.
                                        ---------------------------------
                                        Allan P. Kirby, Jr.